UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): November 21, 2016 (November 20, 2016)

ENERGY TRANSFER PARTNERS, L.P.

(Exact Name of Registrant as Specified in Charter)

Delaware	1-11727	73-1493906
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

8111 Westchester Drive, Suite 600

Dallas, Texas 75225

(Address of principal executive office) (Zip Code)

(214) 981-0700

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement

On November 20, 2016, Energy Transfer Partners, L.P., a Delaware limited partnership (“ETP”), together with Energy Transfer Partners GP, L.P., a Delaware limited partnership and the general partner of ETP (“ETP GP”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Sunoco Logistics Partners L.P., a Delaware limited partnership (“SXL”), Sunoco Partners LLC, a Pennsylvania limited liability company and the general partner of SXL (“SXL GP”), and, solely for purposes of certain provisions therein, Energy Transfer Equity, L.P., a Delaware limited partnership and indirect parent entity of ETP, ETP GP, SXL and SXL GP (“ETE”). Upon the terms and subject to the conditions set forth in the Merger Agreement, a wholly owned subsidiary of SXL will merge with and into ETP (the “Merger”), with ETP continuing as the surviving entity and a wholly owned subsidiary of SXL. The Merger Agreement also provides that an indirect wholly owned subsidiary of ETE will merge with and into SXL GP, with SXL GP continuing as the surviving entity and a wholly owned subsidiary of ETE. Following the recommendation of the conflicts committee (the “ETP Conflicts Committee”) of the board of directors of ETP’s managing general partner (the “ETP Board”), the ETP Board approved and agreed to submit the Merger Agreement to a vote of ETP unitholders and to recommend that ETP’s unitholders adopt the Merger Agreement. Following the recommendation of the conflicts committee of the board of directors of SXL GP, the board of directors of SXL GP approved the Merger Agreement.

At the effective time of the Merger (the “Effective Time”), each common unit representing a limited partner interest in ETP (each, a “Common Unit”) issued and outstanding or deemed issued and outstanding as of immediately prior to the Effective Time will be converted into the right to receive 1.50 (the “Exchange Ratio”) common units representing limited partner interests in SXL (the “SXL Common Units”) (the “Merger Consideration”). Each Series A Cumulative Convertible Preferred Unit of ETP (each, a “Series A Unit”), each Class E Unit of ETP (each, a “Class E Unit”), each Class G Unit of ETP (each, a “Class G Unit”), each Class I Unit of ETP (each, a “Class I Unit”), each Class J Unit of ETP (each, a “Class J Unit”) and each Class K Unit of ETP, if any (each, a “Class K Unit”), issued and outstanding or deemed issued and outstanding as of immediately prior to the Effective Time will be converted into the right to receive a corresponding unit in SXL with the same rights, preferences, privileges, powers, duties and obligations as such existing ETP unit had immediately prior to the Effective Time. The corresponding units in SXL will be issued pursuant to the Fourth Amended and Restated Partnership Agreement of Sunoco Logistics Partners L.P., which will be executed at the Effective Time (the “A&R Partnership Agreement”).

Each award of restricted units to acquire Common Units granted under any ETP equity plan (collectively, the “ETP Restricted Units”) issued and outstanding immediately prior to the Effective Time will automatically be converted, at the Effective Time, into the right to receive an award of restricted units to acquire SXL Common Units (“Converted Restricted Unit Award”) on the same terms and conditions as were applicable to the corresponding award of ETP Restricted Units, except that the number of SXL Common Units covered by each such Converted Restricted Unit Award will be equal to the number of Common Units subject to the corresponding award of ETP Restricted Units multiplied by the Exchange Ratio.

Each award of cash units granted under ETP’s Long-Term Incentive Cash Restricted Unit Plan (collectively, the “ETP Cash Units”) issued and outstanding immediately prior to the Effective Time will automatically be converted, at the Effective Time, into the right to receive an award of restricted cash units relating to SXL Common Units on the same terms and conditions as were applicable to the corresponding award of ETP Cash Units, except that the number of notional units that upon vesting entitles the holder to receive an amount of cash equal to the fair market value of an SXL Common Unit shall be equal to the number of notional Common Units related to the corresponding award of ETP Cash Units multiplied by the Exchange Ratio.

ETP has agreed, subject to certain exceptions with respect to unsolicited proposals, not to directly or indirectly solicit competing acquisition proposals or to enter into discussions concerning, or provide confidential information in connection with, any unsolicited alternative business combinations. However, the ETP Board may, upon recommendation of the ETP Conflicts Committee and subject to certain conditions, change its recommendation

(i) in favor of the adoption of the Merger Agreement if, in connection with the receipt of an alternative proposal, it determines in good faith, after consultation with outside counsel, that the failure to effect such a change in recommendation would be inconsistent with its duties under ETP’s partnership agreement or applicable law or (ii) if, in connection with a material event, circumstance, change or development that arises or occurs after the date of the Merger Agreement and that was not reasonably foreseeable at the time of the Merger Agreement, it determines in good faith that the failure to effect such a change in recommendation would be inconsistent with its duties under ETP’s partnership agreement or applicable law.

The completion of the Merger is subject to the satisfaction or waiver of customary closing conditions, including: (i) approval of the Merger Agreement by ETP’s unitholders, (ii) approval for listing of the SXL Common Units issuable as part of the Merger Consideration on the New York Stock Exchange, (iii) there being no law or injunction prohibiting the consummation of the Merger, (iv) expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (v) the effectiveness of a registration statement on Form S-4, (vi) subject to specified materiality standards, the accuracy of the representations and warranties of the other party, (vii) compliance by the other party in all material respects with its covenants, (viii) the receipt by SXL and ETP of certain tax opinions covering such matters as described in the Merger Agreement and (ix) the execution of the A&R Partnership Agreement.

ETP and SXL have made customary representations and warranties in the Merger Agreement. The Merger Agreement also contains customary covenants and agreements, including covenants and agreements relating to (i) the conduct of each of SXL’s and ETP’s business between the date of the signing of the Merger Agreement and the closing date of the Merger and (ii) the efforts of the parties to cause the Merger to be completed, including actions which may be necessary to cause the expiration or termination of the waiting period under the HSR Act, if applicable. Pursuant to the terms of the Merger Agreement, ETP and SXL have agreed to (including to cause their respective subsidiaries to) use their reasonable best efforts to resolve any objections that a governmental authority may assert under antitrust laws with respect to the Merger, and to avoid or eliminate each and every impediment under any antitrust law that may be asserted by any governmental authority with respect to the Merger, in each case, so as to enable the closing of the Merger to occur as promptly as practicable and in any event no later than on May 20, 2017, including offering, accepting and agreeing to (i) dispose or hold separate any part of ETP’s, SXL’s, or their respective subsidiaries’ business, operations or assets and (ii) restrict the manner in which ETP, SXL or any of their respective subsidiaries may carry on business in any part of the world. Neither SXL nor ETP may, without the other party’s prior written consent, commit to any disposal, hold separate, or other restriction related to its or its subsidiaries’ businesses, operations or assets.

The Merger Agreement contains certain termination rights for ETP and SXL. The Merger Agreement further provides that, upon termination of the Merger Agreement under certain circumstances, ETP may be required to reimburse SXL’s expenses up to $30 million or pay SXL a termination fee equal to $630 million less any previous reimbursements by ETP.

ETE has agreed that until the Effective Time, termination of the Merger Agreement or an ETP Adverse Recommendation Change (as defined in the Merger Agreement), it will vote its limited partner interests in ETP in favor of approval of the Merger and the approval of any actions required in furtherance thereof. As of the date of the Merger Agreement, (i) ETE directly or indirectly owned 100% of the limited liability company interests in ETP GP and approximately 0.5% of the outstanding Common Units and (ii) ETP owned 99.9% of the limited liability company interests in SXL GP and approximately 21% of the outstanding SXL Common Units.

In addition to amendments related to the issuance of the Merger Consideration by SXL, the A&R Partnership Agreement includes amendments providing for the agreement by SXL GP, as the holder of all of the incentive distribution rights in SXL (the “SXL IDRs”), to waive the right to receive specified amounts of the SXL IDRs to which it would otherwise be entitled in the future. The specified amounts of SXL IDRs agreed to be waived by SXL GP in the A&R Partnership Agreement generally corresponds to the amounts of incentive distribution rights in ETP (the “ETP IDRs”) that ETP GP, as the holder of all of the ETP IDRs, had previously agreed to waive in amendments to ETP’s agreement of limited partnership.

The Merger Agreement is attached hereto as Exhibit 2.1 and is incorporated by reference. The foregoing summary has been included to provide investors and security holders with information regarding the terms of the Merger Agreement and is qualified in its entirety by the terms and conditions of the Merger Agreement. It is not intended to provide any other factual information about ETP, SXL or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties by each of the parties to the Merger Agreement, which were made only for purposes of the Merger Agreement and as of specified dates. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of ETP, SXL or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in ETP’s or SXL’s public disclosures.

Cautionary Statement Regarding Forward-Looking Statements

This report includes “forward-looking” statements. Forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. Statements using words such as “anticipate,” “believe,” “intend,” “project,” “plan,” “expect,” “continue,” “estimate,” “goal,” “forecast,” “may” or similar expressions help identify forward-looking statements. ETP and SXL cannot give any assurance that expectations and projections about future events will prove to be correct. Forward-looking statements are subject to a variety of risks, uncertainties and assumptions. These risks and uncertainties include the risks that the proposed transaction may not be consummated or the benefits contemplated therefrom may not be realized. Additional risks include: the ability to obtain requisite regulatory and unitholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction, the ability of SXL to successfully integrate ETP’s operations and employees and realize anticipated synergies and cost savings, the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers, competitors and credit rating agencies, the ability to achieve revenue, DCF and EBITDA growth, and volatility in the price of oil, natural gas, and natural gas liquids. Actual results and outcomes may differ materially from those expressed in such forward-looking statements. These and other risks and uncertainties are discussed in more detail in filings made by SXL and ETP with the Securities and Exchange Commission (the “SEC”), which are available to the public. SXL and ETP undertake no obligation to update publicly or to revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT REGARDING THE TRANSACTION CAREFULLY WHEN IT BECOMES AVAILABLE. These documents (when they become available), and any other documents filed by SXL or ETP with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of SXL or ETP at the following:

Sunoco Logistics Partners L.P. 3807 West Chester Pike Newtown Square, PA 19073 Attention: Investor Relations Phone: 866-248-4344	Energy Transfer Partners, L.P. 8111 Westchester Drive Dallas, TX 75225 Attention: Investor Relations Phone: 214-981-0700
Email: IR@sunocologistics.com	Email: InvestorRelations@energytransfer.com

Participants in the Solicitation

SXL, ETP and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the directors and executive officers of SXL is contained in SXL’s Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 26, 2016. Information regarding the directors and executive officers of ETP is contained in ETP’s Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 29, 2016. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed merger will be included in the proxy statement/prospectus.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1*	Agreement and Plan of Merger, dated as of November 20, 2016, by and among Energy Transfer Partners, L.P., Energy Transfer Partners GP, L.P., Sunoco Logistics Partners L.P., Sunoco Partners LLC and, solely for purposes of certain provisions therein, Energy Transfer Equity, L.P.

*	Certain schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENERGY TRANSFER PARTNERS, L.P.

	By:	Energy Transfer Partners GP, L.P., its general partner

	By:	Energy Transfer Partners, L.L.C., its general partner

Date: November 21, 2016	By:	/s/ Thomas E. Long
	Name:	Thomas E. Long
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

2.1*	Agreement and Plan of Merger, dated as of November 20, 2016, by and among Energy Transfer Partners, L.P., Energy Transfer Partners GP, L.P., Sunoco Logistics Partners L.P., Sunoco Partners LLC and, solely for purposes of certain provisions therein, Energy Transfer Equity, L.P.

*	Certain schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the SEC upon request.